Exhibit 12.1

TANGER FACTORY OUTLET CENTERS, INC.
RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended
	March 31,
	2012	2011
Earnings:
Income before equity in losses of unconsolidated joint ventures and noncontrolling interests	$10,286	$10,849
Add:
Distributed income of unconsolidated joint ventures	237	62
Amortization of capitalized interest	127	127
Interest expense	12,334	10,325
Portion of rent expense - interest factor	516	468
Total earnings	23,500	21,831

Fixed charges:
Interest expense	12,334	10,325
Capitalized interest and capitalized amortization of debt issue costs	163	241
Portion of rent expense - interest factor	516	468
Total fixed charges	$13,013	$11,034

Ratio of earnings to fixed charges	1.8	2.0